FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Prepaid Card Holdings, Inc.
(Name of Small Business Issuer in its charter)

Nevada	76-0222016
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

18500 Von Karman, Suite 530 Irvine, CA	92612
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number   877-237-6260 x 110

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	□	Accelerated filer	□
Non-accelerated filer	□	Smaller reporting company	☒

(Do not check if a smaller reporting company)

TABLE OF CONTENTS

ITEM 1. DESCRIPTION OF BUSINESS.

A.   Business Development.

Prepaid Card Holdings, Inc., previously known as Berman Holdings, Inc., a Nevada Corporation ("PCH," or the "Company"), through its wholly-owned operating subsidiaries Berman Marketing Group, Inc., a California Corporation ("BMG") and Merchant Processing International, Inc. dba Bank Freedom ("Bank Freedom"), is in the business of multi-channel direct marketing, and is in the process of entering the market for debit cards and other similar prepaid general use cards.

The Company was originally incorporated on October 8, 1986 as Nately National Corporation, and after several name changes was named National HealthCare Alliance, Inc. On October 11, 2007, the Company acquired BMG as its operating business and changed its name to Berman Holdings, Inc. on November 2, 2007, and then to Prepaid Card Holdings, Inc. on May 2, 2008. BMG was formed on February 2, 2007 by the Company's president, Bruce Berman. On March 8, 2008, the Company acquired Merchant Processing International, Inc., which will be renamed Bank Freedom, Inc. The Company has also changed its trading symbol from NHAL to BRMN, and is currently in the process of obtaining a new symbol.

The Company has not been in bankruptcy, receivership, or any similar proceeding, and, to the best knowledge of management, has not defaulted on the terms of any note, loan, lease, or other indebtedness or financing arrangement requiring the issuer to make any material payments.

B.   Financial Information about Segments

As defined by generally accepted accounting principles ("GAAP"), we do not have any segments separate and apart from our business as a whole. Accordingly, there are no measures of revenue from external customers, profit and loss, or total assets aside from what is reported in the Financial Statements attached to this Form 10.

C.   Business of the Company

Executive Summary

Through our operating subsidiaries, Berman Marketing Group, Inc. ("BMG") and Merchant Processing International, Inc. dba Bank Freedom ("Bank Freedom"), and strategic alliances with processors, operators and other companies, we are in the process of entering the prepaid general use debit, ATM, Point of Sale ("POS") and signature-based VISA and MasterCard card market. Our primary target audience is an estimated 65 million unbanked and underbanked individuals in the United States[1].

We believe we are qualified to capture this market due to the following strategic and tactical advantages:

- Over 4 years of successful direct marketing experience to this demographic.

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[1] "The Race is On in Prepaid" – Edgar, Dunn, and Company, INSIGHT Volume 24, Sept. 2007

- Experienced management of up to 20,000 customer acquisitions per month and 10,000 customer service calls per month.
- Technology infrastructure capacity to scale to over 250,000 customer acquisitions per month housed in a level 3 NOC Sarbanes Oxley compliant technology center.
- Extensive fraud detection and prevention experience.
- Few competitors with similar experience currently in the marketplace.
- According to Industry Insiders the Market is untapped and not penetrated[2]. Single digit percentages of market penetration estimated (less than 9%)

Our new prepaid Life Style cards and services will target several markets including the estimated 65 million people who either do not have access to credit, do not have a checking account, or who wish for the convenience of a prepaid method of using the debit/ATM/credit card networks. The 65 million estimated is people living in the United States of America, which desire the flexibility of giving their family members access to funds without the risk of credit.

The company intends to raise capital for advertising, operations, acquisitions and general business development.

Business Model and Strategy

Our general business model is a two part process: acquisition and education.

Typical usage patterns of existing prepaid cards suggest that the first three months of usage are loads (placing funds on the card) and ATM transactions while the forth and beyond months are POS, debit, and signature based transactions.[3] While ATM transactions do generate revenue, our business model is to encourage POS, signature, and debit transactions, as these types of transactions generate significant revenue through transaction fees and interchange fees. We believe we will achieve success by encouraging the acceptance and use of the prepaid card for these everyday activities.

Therefore, our business strategy is to first to engage in an aggressive market campaign to acquire customers, and then to educate and influence our customers to adopt the prepaid card into their daily financial management. This will require continuous marketing and touch points both prior to and after customer acquisition.

Revenue

The Company intends to derive revenues through fees charged to the cardholders. Those sources may include:

- Interchange
- Bill pay fees
- Domestic and International ATM transaction fees

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[2] Mark Troughton – President, Green Dot, Inc. ATM, Debit and Prepaid Show – La Jolla CA. Oct. 2007
[3] ATM, Debit, and Prepaid Forum, La Costa, CA – October 2007

- Debit purchase and PIN decline fees
- Paper statement fees (opt in)
- ACH and Bank withdrawals
- Monthly maintenance fees
- Lost or Stolen replacement cards

An agreement has been reached with Berman Investment Group, LLC ("BIG") where BMG, our operating subsidiary, has a non-exclusive right to use BIG's 1.75 million lead database. BMG will not have to pay any list rental or acquisition costs for use of the database. For the use, BMG will have to pay monthly email server cost to BIG's current email service provider plus any direct costs associated with sending the email.

Pricing

We believe there is a threshold the unbanked consumer will pay for the benefits of a prepaid card. So far, this threshold has yet to be determined. Major players in the market have experienced minor success with little penetration[4].

Critical to a long-standing relationship with our targeted demographic is pricing. We believe there are several key strategic concepts that will move our card offering beyond the current thinking. In particular:

Do not gouge the customer: There is an apparent perception that prepaid cards offer issuers an opportunity to gouge the customers. We believe this is a problematic strategy as more and more issuers find their way into the market.

Offer Free Services and/or Rebates: Everybody likes getting something free – specifically our targeted demographic.

Following these two points of emphasis, we will determine the optimal type and amount of pricing in order to maximize our penetration of the market.

Principal Products and Services

Types of Prepaid Card

There are two basic types of prepaid cards: closed loop and open loop. They have the following characteristics:

Closed Loop: Closed loop cards have replaced the traditional "gift certificate" and are commonly known as "gift cards." Purchasers buy a card for a fixed amount and can only use the card at the merchant that issues the card. Generally, few if any laws govern these types of cards. Card issuers or sellers are not required to obtain a license. Closed loop cards are not subject to the Patriot Act, as they generally cannot identify a customer.

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[4] Mark Troughton – President, Green Dot, Inc. ATM, Debit and Prepaid Show – La Jolla CA. Oct. 2007

Semi-Closed Loop Cards: Cardholders are permitted to redeem the cards at multiple merchants within a geographic area. These types of cards are issued by a third party, rather than the retailer who accepts the card. Examples include university cards and mall gift cards.

Open Loop Cards: All of our prepaid cards are open loop cards. Open loop prepaid cards are the most regulated of the prepaid cards. An example is the Payroll card. Payroll cards are used by employers to pay employees. The employee is issued a card that permits access to an account established by the employer.   At the end of each pay period, the employee's ability to draw money from that account is increased by the amount of his or her wages. The card may be used at an Automated Teller Machine (ATM) to obtain cash, and, in some instances, may be used at a store to pay for goods purchased. The payroll card is particularly useful for employees who do not have a regular checking or savings account at a financial institution because they can access their wages conveniently.

Distinguishing features in an open loop prepaid are:

- Reloadability
- Higher reload amount limits
- Wide-ranging sources of funds (credit card, cash, corporate payroll, ACH, other prepaid cards)
- More purchase locations
- Greater network access (ATM, POS, Signature, etc.)
- Easier cash access (ATM, remittance)
- More stringent identification processes
- Lower risk and a more evenly shared risk of loss

Under the Open loop umbrella, there are numerous types of cards being offered today with various degrees of risk to the issuer. These include:

- Payroll
- Health Benefits
- Corporate travel and expense
- Incentive
- Remittance
- Government benefits
- Disaster relief

<u>Our Prepaid Cards</u>

Bank Freedom Prepaid MasterCard: Our Bank Freedom Prepaid MasterCard ® cards were first issued in March, 2008. Since then, the demand for our Bank Freedom MasterCard has greatly exceeded our expectations. In March and April 2008, we shipped a total of 53,729 cards. Of those, 17,558 have been activated. In those two months there have been 4,804 loads via our reloading partner, Green Dot, for a total of $781,809 loaded on these cards. An additional $440,999 has been loaded onto these cards through 1,925 direct deposits during March and April 2008.

Our marketing campaign has gone better than expected, and although we had plenty of cards in our inventory, our embossing services could not keep up with the amazing demand we have experienced, and caused a short delay. Our management is greatly encouraged by the response from our customers, and we believe that after temporarily reducing our aggressive marketing efforts, we will be able to absorb this growth and continue to grow this and other brands of prepaid cards.

Spanish MasterCard: On June 1, 2008 we launched a Spanish version website for our Bank Freedom Prepaid MasterCard® Card program. Spanish speaking customers can go to www.bancolibertadtarjeta.com and order a Bank Freedom Prepaid MasterCard from a website entirely in Spanish. Bank Freedom has always had bilingual customer service agents and a bilingual website for its customers to access their prepaid card accounts, however, to help new Spanish speaking customers to better understand the benefits of the product they are ordering, we are releasing this new card enrollment website.

Bank Freedom began airing a radio campaign in June entirely in Spanish on several Spanish radio stations located in the Unites States. The company also plans to market its Bank Freedom Prepaid MasterCard through its established internet marketing network.

Bank Freedom Prepaid VISA: Bank Freedom received approval from our issuing bank and VISA International to release the Bank Freedom Prepaid VISA card. We anticipant the release of our VISA card in the third quarter of 2008.

Reloading Options

The cash reload process is the key component to a successful general purpose reloadable prepaid card. There are numerous reloading options for consumers of general purpose reloadable cards including payroll bank to card, card to card, money order, cashier's check and cash.

Direct Deposit

Our Bank Freedom Prepaid MasterCard ® offers free direct deposit services for loading customers' paychecks directly onto our prepaid card accounts. Customers who don't have checking accounts can avoid paying for expensive check cashing services with direct deposit. As an incentive to sign up and stay with Bank Freedom the company currently waives its $4.95 monthly fee for customers who use direct deposit. The company believes that once a customer signs up, and has their payroll or benefits directly deposited on the card, our cardholder retention rate will increase.

Cash Reloading Networks

There are several cash reload networks available today. These include:

Green Dot – www.greendotonline.com – The Green Dot MoneyPak® is the leading product for loading cash onto prepaid cards, and can be used to make payments and add cash to accounts. Usable in over 50,000 retail locations including Wal-Mart, Walgreens, CVS/Pharmacy, Rite Aid,

Radio Shack, Kroger, Ralphs, Food4Less and Fred Meyer, consumers can purchase a MoneyPak for the suggested retail price of $4.95 or less at any Green Dot retailer location.

Western Union – www.westernunion.com – Western Union operates approximately 40,000 retail cash reload centers nationally. A significant portion of these locations overlaps with Green Dot retailers. The remaining locations are typically cash advance and payday loan centers. In addition, the cardholder must locate a licensed Western Union customer service representative to complete the load transaction using a complex form.

MoneyGram – www.moneygram.com – MoneyGram operates approximately 30,000 cash reload centers nationally. A significant portion of these locations overlap with Green Dot retailers. The remaining difference operate in Ace Cash centers. Ace cash centers offer payday loans and expensive check cashing services. In addition, the cardholder must locate a licensed Western Union customer service representative to complete the load transactions using a complex form.

ReadyLink – Visa Sponsored network. 7-Eleven joins Safeway which announced in December 2006 that it would offer Visa prepaid reloading facilities from 1,550 retail outlets operating under the Safeway, Carrs, Dominick's, Genuardi's, Pak 'n Save, Pavilions, Randalls, Vons and Tom Thumb brand names. Fifth Third Bank will serve as prepaid card acquirer for Safeway, according to Visa.

rePower – MasterCard sponsored reload network. Announced a partnership with Green Dot in July 2007. The joint venture extends the rePower network to 50,000+ reload locations.

In December, 2007, we entered into an agreement with Green Dot. We believe that with Green Dot's success in the reloading industry, along with its successful alignment with MasterCard, our relationship with Green Dot will help establish our network of prepaid cards.

Marketing

Using our management's experience in the credit card processing field, we have added prepaid cards to our portfolio of products. These cards would target the 65 million customers who have difficulty securing credit cards and bank accounts.[5]

During the company's first year of prepaid card business, our goal is to acquire new prepaid card customers. This could be accomplished through:

Gaining market share through direct marketing and establishing a client base;
Maintaining a broad range of prepaid cards offerings; and
Using economies of scale to reduce cost, increase margins, and negotiate preferential agreements.

In order to create awareness of our prepaid cards, the company plans to do the following:

- Develop a comprehensive direct marketing campaign;

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[5] *See* "Market for Prepaid Cards," below.

- Match competitive pricing models;
- Implement our business plan more quickly and effectively than our competitors; and
- Develop national branding that uses affiliate marketing and related marketing efforts.

Our Value Proposition

Through established direct marketing methods known to our executive staff, we intend to propose the following value points to our potential customers:

- *Provide access to financial networks for all people:* 10% to 13% of U.S. households, primarily low-to-moderate-income, minorities, and recent immigrants, do not have bank accounts[6]. This represents 65 million people who do not have access to the purchasing online, travel reservation system, and the convenience of debit and ATM networks.

- *Safer than Cash:* If the card is lost or stolen, the consumer does not lose the cash. This is important with younger customers and the elderly.

- *Bill Pay:* Though online or IVR bill pay, consumers can pay bills at significantly reduced cost than money orders or retail payment outlets.

- *Payroll Deposit:* Consumers can have their payroll checks deposits made directly to the card at no cost. This eliminates the typical 3% rate check cashing services offer to the unbanked and the underserved.

- *Access to cash via the worldwide ATM Network:* Access to cash without the hassle of check cashing services 24/7.

- *Consumer Recourse:* Cash has no recourse. When a consumer wants to return the product when cash is involved they are at the mercy of the retailer for a refund. Leveraging the VISA/MasterCard/Discover associations, the consumer has alternative recourse for refunds.

- *Easy Approval:* No credit check, no employment necessary, only need valid ID for approval. People with credit and banking problems.

- *Send Money To Anyone:* Using our remittance services, customers can send money to any person.

Marketing Tools

We intend to directly market our prepaid cards using these traditional and non-traditional means:

- Direct Radio and television to web (sending customers to the internet to order)
- Direct Radio and television to call centers (sending customers to telephones)
- Email campaigns to managed opt-in lists of individuals known to have credit issues and or in need of a credit card.

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[6] "Sizing the Market," US Banker, August 1, 2006.FDIC Chairman Don Powell

- Affiliate networks including banner, contextual, search engine optimizations
- Pay-per-click (PPC) and Search Engine Marketing (SEM) campaigns
- Direct mail to web and call centers

Competitive Advantages

Several companies have a meaningful presence in the prepaid card industry. However, they do not have any significant traction in the direct response or media markets. Their presence extends only to the Internet and an occasional TV ad with little air time. Some of our competitors include: All Access (Net Spend), Capital One, Vision Premier, Rush Card, Western Union, Account Now, and Wired.

There are numerous other prepaid card programs. Most are focused on the internet as a main strategy of application and enrollment. We believe this creates a competitive advantage for the Company and allows us to truly leverage our marketing skills to exploit a more dynamic marketing strategy, including in the areas of direct response and other media markets.

Marketing Technology and Infrastructure

Through our operating subsidiary, we have a non-exclusive right to BIG software and hardware technology housed at Equinix facility (http://www.equinix.com/). BIG's technology foundation is capable of handling more than 250,000 unique visitors daily through scalable platforms using Microsoft's SQLServer, multi-redundant databases, web servers, and routers. All technology is highly customizable allowing unlimited number of web sites access to common databases while tracking unlimited marketing campaigns. For compensation of the non-exclusive use of this hardware and software we will pay approximately $1,450 a month to Equinox and $100 a month to Limelight for the hosting of this hardware and software on a month to month basis. We will also pay for any software or hardware modifications it requests.

The hardware and software infrastructure we will be using cost BIG approximately $350,000 to develop and maintain. This state-of-the-art marketing system allows us to release multiple websites and track visitors' performance from multiple marketing URLs and channels. Our operating subsidiary currently owns over 400 website URLs that can be run all at the same time with this system. Through minute by minute reporting, BMG can tailor marketing and focus on key geographic using internet, print, radio, and television.

Market for Prepaid Cards

Timing to enter the prepaid card market is excellent as the market is just becoming established.[7] Major obstacles have prevented market penetration due to problems with reloading cards, inconsistent pricing strategies, and lack of marketing knowledge for the demographic.[8] A recent survey stated the 75% of the customers cited "ease of reload" as their number one concern for a prepaid card.[9]

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[7] "The Race is On in Prepaid" – Edgar, Dunn, and Company, INSIGHT Volume 24, Sept. 2007
[8] "The Race is On in Prepaid" – Edgar, Dunn, and Company, INSIGHT Volume 24, Sept. 2007
[9] Mark Troughton – President, Green Dot, Inc. ATM, Debit and Prepaid Show – La Jolla CA. Oct. 2007

However, based on the momentum of the reload network, the successful penetration of Green Dot into major retail outlets and the successful alignment of MasterCard with Green Dot, we believe the major obstacle to prepaid card market adoption is cleared and the prepaid card market is finally ready to explode.

The demand for prepaid cards has increased dramatically over the past three years. Independent market data indicates that there is a need for prepaid cards for about 65 million customers. Customer demographics are persons:

- With poor or no credit;
- With a history of poor checking account management;
- Who pay bills through cashiers' checks and other store front outlets;
- Who use check cashing services; and
- Who may have companions needing transfer of funds to other countries[10].

According to Aite Group, U.S. demand is expected to reach over $178 billion in transaction dollars over the next three years. Recognizing this need caused us to increase our presence to take advantage of this growth. The prepaid market is growing at a rapid rate.

Green Dot's Effect on the Market

Critical to the successful implementation of the prepaid card market is the availability to reload the prepaid cards. Prior to early 2007, reloading of prepaid cards was difficult and expensive. However, with recent success of Green Dot, that has changed.

The Green Dot MoneyPak® is a safe, affordable way of turning cash into a digital form of payment. It is the leading product for loading cash onto prepaid cards, and can be used to make payments and add cash to accounts. Available at over 50,000 retailers nationwide, MoneyPak is a reload and payment solution that empowers consumers who don't use conventional banking and credit card systems with electronic cash payment options. Consumers can purchase a MoneyPak for the suggested retail price of $4.95 or less at any Green Dot retailer location.

There can be no assurance, however, that the growth will continue at the present rate, or at all, and the demand for our prepaid cards may not keep up with increases in supply, in which case we may face heightened competition and be unable to sell sufficient quantities of our cards to maintain our volume and profit margin.

Industry Market Size

The sale and use of prepaid general use cards has increased dramatically over the past 5 years and we believe the market size to be 65 million people. We believe based on market data[11] the market for prepaid cards transactions will raise from 4.5 billion in 2007 to 7.0 billion by 2010.

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[10] "General-Use Prepaid Cards: The Path to Gaining Mainstream Acceptance" - James C. McGrath Corresponding author, Payment Cards Center, Federal Reserve Bank of Philadelphia – March, 2007

[11] ISOMetrics – The Green Sheet August 13, 2007. The Aite Group, www.aitegroup.com.

It has also been estimated that the value of all prepaid card transactions in the United States will increase from $113 billion in 2007 to $178 billion in 2010[12].

Market Demographic

We believe there are:

- 65 million U.S. consumers who are unbanked or underbanked.
- 46 percent of unbanked consumers in the U.S. are African American.
- 34 percent of unbanked consumers in the U.S. are Hispanic or other.
- 14 percent of unbanked consumers in the U.S. are Caucasian.
- 32 percent of unbanked consumers in the U.S. are immigrants[13].





The national average for bounced-check fees has reached $27.40. On average, banks charge $1.25 for using an out-of-network ATM. One-third of all consumer purchases in the United States are made through debit cards.[14]

Consumers that utilize money service businesses (check cashing, Moneygram, Western Union and the like) for financial services will generally pay higher fees when compared with customers of traditional financial institutions. For example, a product cost comparison estimated the annual cost of a basic bank account to be $79 compared to total annual fees of $246 when using a check cashing outlet[15].

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[12] ISOMetrics – The Green Sheet August 13, 2007. The Aite Group, www.aitegroup.com.

[13] "The Power of Experience in Understanding the Underbanked Market" – Center for Financial Services Innovation, July 2007.

[14] BankRate.com

[15] Federal Reserve Bank of Kansas City – "Strategies for Banking the Unbanked: How Banks are Overcoming Entrance Barriers" – January 2006.

Economic Outlook

The economic outlook for the US economy does not reflect well on the common citizen. According to the Wachovia Economic Group Monthly Outlook report for May 2008, the forecast is not good, stating, "Private domestic demand has already fallen more than it did in the 2001 recession and will likely fall more this year than any other time since the deep 1981-82 recession." With the US economy heavily dependent on domestic spending, our prospects for a rapid recovery are slim. Gasoline and food prices continue to spike and put considerable downward pressure on the average family income.

We believe the downturn in the economy will increase the number of underbanked persons in the US over the next three years, in the following way:

- Fewer dollars will be in consumers' pockets. Living paycheck to paycheck, there is no room for mistakes – no savings to buffer errors in banking.

- Overdrafts of checking accounts will occur. The banks, with little compassion in their current financial crisis, are not likely to dismiss overdraft fees. Consumers with no money to cover the overdrawn accounts will walk away from the banks.

- Banking policies will force more into underbanked status. The consumer, after walking away from the overdrafted account, is placed in the Chex System. Unless the consumer immediately corrects the situation, the consumer will not be able to secure a direct deposit account for 3 years. They are now "underbanked".

Market Obstacles

The key barriers to entry to this market are twofold: education and trust. Key ethnic and disenfranchised groups are not aware of the process and the security of a general-purpose prepaid card. Acceptance of the new way of handling money is critical, and education through continuous marketing touch points is mandatory to successfully penetrate and retain this market.

Competition

With an estimated 5% to 9% market penetration, the prepaid general use card has no clear performers. Current active prepaid cards include:

- AccountNow
- RushCard
- All Access
- Capital One
- Vision VISA Prepaid Card
- Western Union Prepaid Card

We believe our current position, highly focused technology foundation, and exceptional marketing skills will set us apart from other competitors.

Operations

Operational Partnerships

Operationally, there are four key components we must have to issue prepaid cards. They are:

1. Issuing bank
2. Card Association (MaterCard and/or Visa)
3. Processor
4. Manufacturer/printer

Issuing Bank: Merchant Processing International, Inc. DBA Bank Freedom ("Bank Freedom"), acquired an issuing bank on November 19, 2007 through Meta Payment Systems. Through our relationship with Bank Freedom, we received approval to issue cards from MetaBank on November 19, 2007.

Card Associations: Bank Freedom obtained approval from MasterCard in December 2007 to issue the Bank Freedom Prepaid MasterCard ® Card.

Processor: The second piece of the card issuing equation is the processor. A processor is a company that connects to the various networks (Visa, MasterCard, Discover, STAR, Cirrus, etc.) and handles the electronic transactions. In most cases, they also provide services such as customer care (to the end user), IVR, and web based services for balance inquiries, dispute resolution, replacement cards, and other support issues.

Manufacturer: The card manufacturer is the company that prints, embosses and delivers the cards to new cardholders. This company relationship is strictly a volume/pricing decision. That is, selection of a manufacturing company will be based on reputation, volume and the best possible pricing we can secure.

In-House Operations

Our operations will consist of the following major groups. They are:

Sales and Marketing: To acquire customers, we will engage in an aggressive marketing campaign to drive prospects to web sites, call centers, mail order, and/or automated voice response systems to order their prepaid card. To date our marketing campaign has proven much more successful than anticipated.

Activation: Critical to our success is the activation and initial loading of the card. A separate customer service marketing effort will be established to increase activations and initial loading.

Secondary Marketing: Another critical operation is the persistent touch process we must perform to remind the customers to use their card (reload, ATM, pay bills, etc). This revenue generating group is critical to ongoing profitability.

Customer Service: The prepaid card market will require some hand-holding for new customers. Issues will range from stolen cards to "why was I charged…". We believe this department must operate efficiently and address the "pre-sale" questions effectively.

Technology: Infrastructure is absolutely critical. The technology used by Marketing for the acquisition of new customers must be proven and well established. With the potential of over 1,000,000 unique prospects visiting our prepaid card sites a month, we must have mission critical technology to support this level of volume.[16]

Other Matters

Employees

Not including our executive officers, Prepaid Card Holdings, Inc. currently has no employees. Berman Marketing Group, a wholly owned subsidiary of the Company, has 8 full time employees and 7 part time employees. Bank Freedom, Inc., a wholly owned subsidiary of the Company, has 3 full time employees. We believe our relationship with our employees is good.

Research and Development

During the last two full fiscal years, we have not engaged in any research and development activities. In the event that we undertake research and development activities in the future, the costs of those efforts will not be bourn directly by our consumers.

Intellectual Property

We have applied for trademarks for "Bank Freedom", "Bank Freedom Card", and "a card for everyone".

Regulation

Open loop prepaid cards are subject to several forms of regulation. The most notable of these regulations include Regulation E, the Electronics Funds Transfer Act; the Anti-money Laundering and Bank Secrecy Act; the customer identification program of the Patriot Act; customer security and privacy provisions of the Gramm Leach Bylie act; and the funds availability requirement of Regulation CC.

As open loop prepaid cards are essentially bank accounts, we anticipate that our business will continue to be heavily regulated. Although we have extensive experience in this area, and we have taken the necessary steps to comply with regulations, compliance can represent a costly expense and there is no assurance that the steps we have taken and will take will be sufficient to

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[16] BANK FREEDOM current uses highly effective technology located in Equinix downtown Network Operations Center. We deploy multiple, redundant web servers, routers, switches, database servers, and hot-swappable RAID level 5 disk arrays capably of handling many hundreds of thousands of unique visitors a day (which is equal to systems deployed by Fortune 500 companies).

prevent adverse regulatory action. If we are unable to successfully comply with all relevant regulation, it could materially affect our business.

We currently produce no product and conduct no activity that is subject to environmental laws. All manufacturing is undertaken by a third party. Nevertheless, it is possible that our activities could fall within the ambit of environmental regulation in the future. If so, compliance with environmental laws could become a significant cost, and could materially affect our business.

ITEM 1A. RISK FACTORS.

The Company faces a number of risks and uncertainties which in some cases also represent opportunities for its business.

Risk Factors Concerning Our Business and Operations:

We have a limited operating history, which may make it difficult for investors to predict our future performance based on our current operations.

BMG, our operating business, was organized February 23, 2007, and since inception has spent the majority of its time developing its business plan. The Company accordingly has a limited operating history, which may not be a reliable indicator of our future performance. The company will not realize profitability unless it can successfully implement its plan of operation.

We may need additional financing which we may not be able to obtain on acceptable terms. If we are unable to raise additional capital,* as *needed, the future growth of our business and operations would be severely limited.

Our plan of operation requires substantial capital investment. Our future capital requirements, however, depend on a number of factors, including our ability to expand into the prepaid card market and to establish strategic relationships that enable us to market our product. Our ability to implement our plan of operation will depend upon our ability to raise additional capital, possibly through the issuance of long-term or short-term indebtedness or the issuance of our equity securities in private or public transactions.

If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock. There can be no assurance that acceptable financing necessary to implement our plan of operation can be obtained on suitable terms, if at all. Our ability to develop our business would suffer if we are unable to raise the additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

We plan to expand our business into a new product line where we have some related experience but no direct experience, which could affect our ability to market our product successfully.

Our management is experienced in the Credit Card Processing industry, and has a great amount of experience and success in this and other marketing industries. Although this experience and success suggests the ability to roll out our new product, prepaid cards, our previous experience and success does not assure success in this new industry. If we are unable to successfully expand into this new market, it could materially adversely affect the performance of the Company.

We depend on key employees and personnel to operate our business, which could adversely affect the Company's ability to operate if we are unable to retain or replace these persons.

Our future success is largely dependent upon its existing management team, including Bruce Berman, our Chief Executive Officer, and Robert Christiansen, our Vice President. The loss of one or more of these officers or directors through injury, death or termination of employment could result in the investment of significant time and resources for recruiting and replacement. In addition, there is no assurance that we will find the right mix of talent and experience to replace our existing team. There is also no assurance that as we grow, the existing team can successfully manage the growth of the Company or that we can attract the new talent that will be necessary to run the Company at a high level.

The nature of our product may make our customers vulnerable to identity theft and other types of fraud, which could subject the Company to costly legal issues and a diminished level of customer trust.

Like credit cards, prepaid cards such as debit and ATM cards carry an inherent risk of identity theft and other fraud. In addition, a recent presentation by a Kansas City Federal Reserve Board Member ranked prepaid cards as "the perfect storm" for money laundering.

Although management has extensive experience in dealing with these issues in the Credit Card Processing industry, there can be no assurance that this experience will prevent our customers from such fraud. Management believes that while an amount of fraud is unavoidable, through extensive controls and vigilance we can minimize this risk to what the industry considers an appropriate level. If we cannot maintain fraud at minimal levels, it could expose the Company to legal action which would cost the Company time, manpower and money. It could also reduce the level of trust that we have developed with our customers, and compromise our efforts to develop our brand.

We face competition from several sources, which may make it more difficult to enter new the prepaid card market.

Management believes that the prepaid card industry has only penetrated less than 9% of its potential market, and has plenty of room for the Company to enter and compete effectively. Nevertheless, we have several direct competitors in the prepaid card industry. Management believes that the Company believes it has a competitive advantage with these direct competitors

because none of them have created a dominant market share, and most have restricted their marketing efforts to the internet and short television ads.

In addition, we compete with several alternatives to prepaid cards, including credit cards, bank accounts, money service bureaus (i.e. Western Union, Moneygram), and so forth. Management believes that the Company has a competitive advantage over these indirect competitors because of our unique combination of target demographic and product advantages.

Although management believes that we will be able to effectively enter the prepaid card market and develop our brand, there is no assurance that we will be able to successfully compete with these competitors, and no assurance that there will not be new entrants to the market that impair our ability to compete. Accordingly, if we are unable to adequately separate ourselves from these sources of competition, it could materially adversely affect our business.

Risk Factors Concerning Investment in Our Company:

There is only a limited public market for our shares, and if an active market does not develop, investors may have difficulty selling their shares.

There is a limited public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that trading market might become. If a trading market does not develop or is not sustained, it may be difficult for investors to sell shares of our common stock at a price that is attractive. As a result, an investment in our common stock may be illiquid and investors may not be able to liquidate their investment readily or at all when he/she desires to sell.

Our common stock is deemed to be "Penny Stock," which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to exceptions.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors, and may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

Future sales by our stockholders may adversely affect our stock price and our ability to raise funds in new stock offerings.

Sales of our common stock in the public market could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all.

ITEM 2. FINANCIAL INFORMATION

Forward Looking Statements: Statements about our future expectations are "forward-looking statements" within the meaning of applicable Federal Securities Laws, and are not guarantees of future performance. When used herein, the words "may," "will," "should," "anticipate," "believe," "appear," "intend," "plan," "expect," "estimate," "approximate," and similar expressions are intended to identify such forward-looking statements. These statements involve risks and uncertainties inherent in our business, including those set forth under the caption "Risk Factors," in this Disclosure Statement, and are subject to change at any time. Our actual results could differ materially from these forward-looking statements. We undertake no obligation to update publicly any forward-looking statement.

This Management's Discussion and Analysis or Plan of Operation should be read in conjunction with the following financial statements included in this Form 10 (the "Financial Statements):

- Prepaid Card Holdings, Inc. unaudited financial statements for the quarter ended March 31, 2008;
- Prepaid Card Holdings, Inc. audited financial statements for the years ended December 31, 2006 and 2007;
- Prepaid Card Holdings, Inc. unaudited Pro-Forma financial statements for the year ended December 31, 2007; and
- Merchant Processing International, Inc. dba Bank Freedom audited financial statements for the year ended December 31, 2007.

The financial statements have been prepared in accordance with generally accepted accounting policies in the United States ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in United States dollars.

Plan of Operation

The Company's two most recent full fiscal years have had no revenue and represent a dormant state of the Company. In 2007, the Company acquired Berman Marketing Group, Inc. and the Company changed its name to Berman Holdings, Inc. As of March 31, 2008, the Company had begun operations but had not realized any revenues from operations.

The following is a discussion of the Company's plan of operation over the next twelve months, including a discussion of cash requirements and efforts currently underway to initiate the Company's plan. See the Company's Description of Business, above, for a more detailed discussion of the Company's business strategy and planned operations.

Business Plan

Through our operating subsidiaries, Berman Marketing Group, Inc. ("BMG") and Merchant Processing International, Inc. dba Bank Freedom ("Bank Freedom"), we are in the process of entering the prepaid general use debit, ATM, Point of Sale ("POS") and signature-based VISA, MasterCard, and Discover card market. Our primary target audience is an estimated 65 million unbanked and underbanked individuals in the United States

We intend to market and issue various prepaid cards to consumers, and to derive revenues through fees charged to the cardholders. The fees may include, among others, bill pay fees, ATM transaction fees, and monthly maintenance fees.

As of December 31, 2007, we had acquired an operating marketing business, BMG, and had negotiated several partnerships necessary for implementation of our business plan, including marketing, card production and printing, and vendor channel development. Our plan for 2008 was to acquire an issuing bank and begin the marketing and issuance of our first prepaid cards.

In March, 2008, the Company acquired Bank Freedom, which had acquired an issuing bank in November, 2007. Beginning in March, 2008, the Company began issuance of the Bank Freedom Prepaid MasterCard ® Card. Our plan for the remainder of 2008 is to continue to develop the marketing and issuance of the Bank Freedom Prepaid MasterCard, to begin issuance of Spanish version of the Bank Freedom Prepaid MasterCard, and to potentially introduce additional Bank Freedom cards associated with other card associations.

The Company does not anticipate posting a net profit for 2008 as it ramps up its planned marketing campaigns for customer acquisition. Significant revenues are not anticipated to be immediately recognized as card usage and integration into customers' lifestyles may take several months. In addition, the Company anticipates significant startup costs involved with building the prepaid card brand which could have an impact on the Company's liquidity.

Cash Requirements

As of December 31, 2007, the Company had incurred $723,692 in expenses and had had no revenues. Our ability to initiate our plan of operations and continue as a going concern is dependent on our ability to raise capital.

In November, 2007, and January, 2008, the Company raised approximately $1,500,000 in two private offerings, before costs. In addition, we are currently seeking $3,000,000 in additional financing, and we may be required to seek additional funding.

We hope to raise sufficient capital to finance marketing programs to gain market share. We believe the cost of marketing general purpose prepaid debit cards will increase as more competitors enter the market. These new competitive forces will increase media costs on television and radio.

Significant Employee Changes

In 2007, the Company acquired BMG from Bruce Berman in consideration for majority control of the Company. Following the acquisition, Mr. Berman became president and sole director of the Company. Since then, the Company has hired a Chief Operating Officer and a Vice President of Finance, but has hired no other employees.

Following the acquisition of BMG and Bank Freedom, the Company, as consolidated with both of its subsidiaries, now has a total of 21 employees, including 14 full time employees and 7 part time employees. Of the full time employees, three are executive officers of the Company.

Off-Balance Sheet Arrangements

The company has no off-balance sheet arrangements.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company currently operates at an office located 18500 Von Karman Suite 530, Irvine, CA 92612. The office is in good condition.

BMG, the Company's wholly owned operating subsidiary, is renting this space on a sublease from BIG under a lease from The Irvine Company. Within our Irvine location are desktop computers and office equipment and for approximately 24 staff members.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table shows the beneficial ownership of our common stock as of May 9, 2008. The table shows the amount of shares owned by:

(1) each person known to us who owns beneficially more than five percent of the outstanding shares of any class of the Company's stock, based on the number of shares outstanding as of May 9, 2008;
(2) each of the Company's Directors and Executive Officers; and
(3) all of its Directors and Executive Officers as a group.

The percentage of shares owned is based on 516,366,390 shares being outstanding as of May 9, 2008. Where the beneficially owned shares of any individual or group in the following table includes any options, warrants, or other rights to purchase shares in the Company's stock, the

percentage of shares owned includes such shares as if the right to purchase had been duly exercised.

IDENTITY OF PERSON OR GROUP	AMOUNT OF SHARES BENEFICIALLY OWNED	PERCENT OF SHARES BENEFICIALLY OWNED	CLASS
Bruce Berman CEO and Chairman	403,575,000	78.2%	Common
Robert Christiansen COO and Director	127,500,000[1]	19.8%	Common
John Weber, Jr. VP, Finance	412,500[2]	Less than 1%	Common
All Directors and Officers as a Group	446,487,500	86.4%	Common

(1) Includes 42,500,000 shares and options to purchase up to 85,000,000 shares held by Mr. Berman. Mr. Berman had issued an option to Mr. Christiansen to purchase up to 127,500,000 shares of his stock on the following schedule: (a) 42,500,000 shares once the Company has 30,000 activated cards (these options were exercised on May 27, 2008); (b) an additional 42,500,000 shares once the Company has 70,000 issued cards; and (c) an additional 42,500,000 shares once the company has 120,000 issued cards. Mr. Christiansen may exercise those options upon reaching those milestones upon payment to Mr. Berman of an exercise price of $.0001 per share for the options.

(2) Mr. Weber was issued a warrant to purchase 5,000,000 shares of the Company's common stock, vested equally over three years beginning in May, 2009, at an exercise price of $0.075. The warrants terminate immediately upon termination of his employment for cause, and 6 months after termination of his employment for any other reason. No right has currently vested to purchase shares pursuant this warrant, and none will vest within the next 60 days.

Beneficial Ownership of Securities: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, a beneficial owner of securities is person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Director and Executive Officer Summary

The following table sets forth the names, ages, and principal offices and positions of our current directors, executive officers, and persons we consider to be significant employees. The Board of Directors elects our executive officers annually. Our directors serve one-year terms or until their successors are elected, qualified and accept their positions. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships or understandings between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Name of Director or Officer	Age	Position
Bruce Berman	50	Chief Executive Officer and Chairman of the Board of Directors
Robert Christiansen	46	Chief Operating Officer and Director
John Weber, Jr.	44	Vice President, Finance (Principal Financial Officer)
Marc De La Cruz	51	Vice President, Compliance for Bank Freedom
Ryan Guenthart	29	Vice President, Customer Care for Bank Freedom
Rick Galasieski	33	Vice President, Internet Marketing for Berman Marketing Group, Inc.

Executive Officer and Director Bios

Bruce Berman: *Chief Executive Officer and Chairman of the Board of Directors*

Mr. Berman was nominated by Sprint® for the Ernst & Young "Entrepreneur of the Year Award" for a technology incubator he founded in 1999 and took public in 2000. Mr. Berman has numerous successful entrepreneurial ventures throughout his 30 year career. At the age of 23, he started his first venture which was financing business startups. In the mid 1980's before he was 30, he had a vision of bringing wind energy to California. Not only was he a co-founder of the San Gorgonio Wind Energy Association, he also co-founded or purchased several companies

within the industry including a NASD licensed broker dealer, a licensed construction company and a manufacturing facility which in a few short years employed over 100 staff.

Mr. Berman has beneficially owned 50% or more of two NASD licensed broker dealers. In that capacity as well as a corporate officer and as a consultant to Mr. Berman has been involved in the capital-raising for several companies and their ultimate public status.

Recently, Mr. Berman is the author of the Aggressive Wealth® financial empowerment program, a program marketed to a demographic similar to that of Bank Freedom. It is estimated that Mr. Berman has over 3,000,000 Financial Empowerment CD's in circulation. He is also the author of the book, "I Got Here. You Can Too!"®, a book on how to start, fund, and run companies that has approximately 500,000 copies in circulation. Mr. Berman continues to demonstrate his skills at direct marketing and building businesses.

Robert Christiansen: *Chief Operating Officer and Director*

Mr. Christiansen is a 25-year veteran of the technology industry. Prior to joining Berman Investment Group in June of 2006, Mr. Christiansen operated several successful Internet retail operations (as both owner and consultant) from 2002 to 2006. In 1998, Mr. Christiansen launched the Southern California operations of All Bases Covered, Inc, a professional consulting company focused on small business technology services. Mr. Christiansen grew the western region of All Bases Covered from 10 to over 400 employees in 10 western states. From 1986 to 1998, Mr. Christiansen held various positions including VP of Consulting Services for Artios Corporation, a technology provider for then international paper industry.

John Weber, Jr.: *Vice President, Finance*

Mr. Weber joined the Company on May, 26, 2008. From 2002 until he joined the Company, Mr. Weber served as a Corporate Auditor / Investigator for Boeing. At Boeing, he focused his efforts on financial reporting compliance, working with various segments of the company and both the Law and the Ethics divisions to provide assessments of risk, financial controls, and the effectiveness of the corporate governance of the company. In particular, he had spent much of his time at Boeing working specifically with compliance with the requirements of Sarbanes-Oxley, including creating and monitoring Boeing's internal controls over financial reporting, and verifying the truth and accuracy of financial statement assertions. He also has extensive experience in the preparation of public company financial statements, including forecasts.

Mr. Weber received a Masters of Business Administration in Finance from Pepperdine University, and a Bachelor of Business Administration in Accounting from Gonzaga University. He is a Certified Public Accountant in the State of California.

Other Significant Employees

In addition to the above listed Executive Officers and Directors, we consider the following non-executive officers to be instrumental to the conduct of our business:

Marc De La Cruz: *Vice President, Compliance for Bank Freedom*

Mr. De La Cruz has 25 years of experience in the financial markets and compliance. From 1983 to 1997 he worked in local government for the county of Los Angeles as a housing compliance officer and in the city of Glendale as an analyst. In 1999, his career focus shifted to the financial service markets where he went to work for Washington Mutual Bank. At Washington Mutual, Mr. De La Cruz held the position of Senior Financial Analyst and was responsible for maintaining up to date knowledge of regulatory issues including: Patriot Act, CIP, ECOA, Anti-Money Laundering, OFAC and FinCen monitoring, HMDA and Truth in Lending. Since 2006, Mr. De La Cruz has been consulting with Southern California banks and companies, which included senior AML/BSA positions for Union Bank, First Vietnamese American Bank, and AML Solutions. He received a BA in Business Administration from California State University at Los Angeles. He completed the Identity Theft Red Flags Program in February, 2008. He completed California Bankers Association Compliance School in June, 2007 and Washington Mutual Corporate Commercial Credit Program in October, 2002.

Ryan Guenthart: *Vice President, Customer Care for Bank Freedom*

Mr. Guenthart joined Bank Freedom following its acquisition from Mr. Berman. He has served as Vice President of Customer Care for Berman Investment Group, LLC ("BIG"), a publisher and marketer of financial empowerment books and CDs, from 2004 to 2008. Starting as BIG's first Customer Care agent, Mr. Guenthart built a Customer Care division from the ground up to a Customer Care organization servicing approximately 500,000 customers and averaging 10,000 calls a month. The customers he serviced are very similar to Bank Freedom's customer demographic. He was responsible for writing and implementing Customer Care scripts, policies, and procedures, and monitoring agents' performance. He assisted the company in writing the design specifications of its advanced software development tracking and fraud prevention system. He established an outsourced customer care division in India, reducing costs while delivering 24/7 high quality customer care to a highly vocal demographic. Besides handling legitimate customers, Mr. Guenthart is experienced in early warning fraud detection. While administering his duties for BIG, he exposed a large international fraud scheme involving thousands of stolen credit cards and identities.

Rick Galasieski: *Vice President, Internet Marketing for Berman Marketing Group, Inc.*

Rick Galasieski serves as the Vice President of Internet Marketing for Berman Marketing Group, Inc. He is an experienced executive who has been involved with launching, operating, and marketing numerous internet and technology startup companies. Mr. Galasieski founded Epic Results, Inc., an interactive internet marketing firm specializing in driving keyword targeted traffic to web properties. He co-founded EdgeFocus, Inc., which was acquired by Wireless Logic Group, a leading supplier of Wi-Fi services to multi-dwelling units across the

Southwestern United States. He served as their Vice President of Operations and Strategic Development and played an instrumental role in the vision and development of the company and its day-to-day operations.

Prior to EdgeFocus, Inc., Mr. Galasieski co-founded Broadband Digital Group, Inc. He was instrumental in growing this company from its inception to over 200 employees, which was acquired by Winfire, Inc., and grew to the number six broadband company in the United States at the time. The company had over 50,000 active DSL subscribers and over 500,000 desktop software clients when the subscriber base was sold off to the regional bell operating companies. He received his BS in Marketing from Arizona State University.

Advisory Board

We are also in the process of establishing an Advisory Board to the Company. We intend to reserve 5,000,000 warrants to be issued as compensation for the Advisory Board.

Legal and Disciplinary History

No officer, director or control person of the Company has been the subject of:

1.   A conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

2.   The entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, or banking activities;

3.   A finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

4.   The entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person's involvement in any type of business or securities activities.

ITEM 6. EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Objectives and Philosophy of our Executive Compensation Program

We do not have a standing compensation committee. Our board of directors as a whole makes the decisions as to employee benefit programs and officer and employee compensation. The primary objectives of our executive compensation programs are to:

- attract, retain and motivate skilled and knowledgeable individuals;
- ensure that compensation is aligned with our corporate strategies and business objectives;
- promote the achievement of key strategic and financial performance measures by linking short-term and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and
- align executives' incentives with the creation of stockholder value.

To achieve these objectives, our board of directors evaluates our executive compensation program with the objective of setting compensation at levels they believe will allow us to attract and retain qualified executives. In addition, a portion of each executive's overall compensation is tied to key strategic, financial and operational goals set by our board of directors. We also generally provide a portion of our executive compensation in the form of options that vest over time, which we believe helps us retain our executives and align their interests with those of our stockholders by allowing the executives to participate in our longer term success as reflected in asset growth and stock price appreciation.

Named Executive Officers

The following table identifies our principal executive officer, our principal financial officer and our most highly paid executive officers, who, for purposes of this Compensation Disclosure and Analysis only, are referred to herein as the "named executive officers."

Name	Corporate Office
Bruce Berman	Chief Executive Officer
Robert Christiansen	Chief Operating Officer
John Weber, Jr.	Vice President, Finance
Rick Galasieski	Vice President, Internet Marketing, BMG

Components of our Executive Compensation Program

At this time, the primary elements of our executive compensation program are base salaries and option grant incentive awards, although the board of directors has the authority to award cash bonuses, benefits and other forms of compensation as it sees fit.

We do not have any formal or informal policy or target for allocating compensation between short-term and long-term compensation, between cash and non-cash compensation or among the

different forms of non-cash compensation. Instead, we have determined subjectively on a case-by-case basis the appropriate level and mix of the various compensation components. Similarly, we do not rely on benchmarking against our competitors in making compensation related decisions.

Base salaries

Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of our named executive officers. Base salary, and other components of compensation, may be evaluated by our board of directors for adjustment based on an assessment of the individual's performance and compensation trends in our industry.

Equity Awards

Our stock option award program is the primary vehicle for offering long-term incentives to our executives. Our equity awards to executives have typically been made in the form of warrants. We believe that equity grants in the form of warrants provide our executives with a direct link to our long-term performance, create an ownership culture, and align the interests of our executives and our stockholders.

To date, the Company has issued warrants to Rick Galasieski, Ryan Guenthart, and John Weber, Jr. to purchase 5,000,000 shares of common stock each. The warrants will vest annually in three equal installments beginning in May, 2009, at an exercise price of $0.075, and will terminate immediately upon termination of employment for cause, and 6 months after termination of employment for any other reason. We also anticipate reserving 5,000,000 shares for warrants to be issued to an Advisory Board that we intend to establish, and 5,000,000 shares for warrants to be issued pursuant to an employee compensation plan.

Cash bonuses

Our board of directors has the discretion to award cash bonuses based on our financial performance and individual objectives. The corporate financial performance measures (revenues and profits) will be given the greatest weight in this bonus analysis. We have not yet granted any cash bonuses to any named executive officer nor have we yet developed any specific individual objectives while we wait to attain revenue and profitability levels sufficient to undertake any such bonuses.

Benefits and other compensation

Our named executive officers are permitted to participate in such health care, disability insurance, bonus and other employee benefits plans as may be in effect with the Company from time to time to the extent the executive is eligible under the terms of those plans. As of the date of this Registration Statement, with exception to health care, we have not implemented any such employee benefit plans. Mr. Berman, Mr. Christiansen, and Mr. Weber's health care costs are paid by the company.

Current Levels of Executive Compensation

<u>*Summary Annual Salary*</u>

As discussed above, we have agreed to pay the Named Executive Officers an annual salary. Base salary may be increased from time to time with the approval of the board of directors. The following table summarizes the agreed annual salary of each of the named executive officers.

Name	Annual Salary
Bruce Berman	$1*
Robert Christiansen	$120,000
John Weber, Jr.	$120,000
Rick Galasieski	$100,000

* Mr.Berman has agreed to defer receiving an annual salary commensurate with his contributions to the Company until the Company has reached certain milestones, as more fully described below.

<u>*Agreed Compensation*</u>

Bruce Berman, Chief Executive Officer – The Company has paid no compensation to Mr. Berman. Mr. Berman will be paid an annual salary of $1 for his services as Chief Executive Officer until the earlier of January 2, 2009 or upon the issuance of 70,000 cards by the Company. Upon reaching that date or milestone, the Company intends to pay Mr. Berman a salary of $297,500 per year for 2009. The company will need to negotiate with Mr. Berman for the year 2010 and beyond. He will be paid no other compensation.

Robert Christiansen, Chief Operating Officer – Mr. Christiansen will be paid an annual salary of $120,000 for his services as Chief Operating Officer. His salary will increase to $127,500 when the Company reaches 70,000 cards issued through January 1, 2010. The company will need to negotiate with Mr. Christiansen for the year 2010 and beyond. He will be paid no other compensation.

John Weber, Jr., Vice President, Finance – Mr. Weber will be paid an annual salary of $120,000 for his services as Vice President of Finance. In addition, he will also receive warrants to purchase 5,000,000 shares of the Company's common stock, vested annually in three equal installments beginning in May, 2009, at an exercise price of $0.075. The warrants terminate immediately upon termination of his employment for cause, and 6 months after termination of his employment for any other reason.

Rick Galasieski: Vice President, Internet Marketing for Berman Marketing Group, Inc. – will be paid an annual salary of $100,000 for his services as Vice President of Internet Marketing for Berman Marketing Group, Inc. In addition, he will also receive warrants to purchase 5,000,000 shares of the Company's common stock, vested annually in three equal installments beginning in May, 2009, at an exercise price of $0.075. The warrants terminate immediately upon termination of his employment for cause, and 6 months after termination of his employment for any other reason.

Summary Compensation Table

The following table sets forth the total compensation paid to, or accrued by, the Company's highest paid executive officers during the fiscal year ended December 31, 2007. No restricted stock awards, long-term incentive plan payout or other types of compensation, other than the compensation identified in the chart below and its accompanying notes, were paid to these executive officers during that fiscal year. Similar information for the fiscal year ended December 31, 2006 is not included as the Company was dormant for that period.

Named Executive Officer[1,2]	Year	Annual Compensation Salary ($)	Annual Compensation Bonus ($)	Other Annual Compensation	Compensation Restricted Stock	Long Term Compensation Options	LTIP Payouts	All Other
Bruce Berman	2007	1	0	0	0	0	0	0
Robert Christiansen	2007	30,000[3]	0	0	0	0	0	0

1. This table does not include Mr. Weber because he began his employment on May 26, 2008.
2. This table does not include Mr. Galasieski because he began his employment on January 1, 2008.
3. Mr. Christiansen began his employment in October, 2007. He was paid a pro rata portion of his agreed $120,000 annual salary.

Outstanding Equity Awards at Fiscal Year End Table

The following table sets forth information regarding the outstanding warrants held by our named officers as of June 4, 2008.

	Option Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date
John Weber, Jr.	-	5,000,000	-	0.075	*
Rick Galasieski	-	5,000,000	-	0.075	*

*Warrants expire upon termination of employment for cause, or 6 months after termination of employment for any other reason.

Grants of Plan-Based Awards Table for Fiscal Year 2007

The Company currently does not participate in any equity award plan. During fiscal 2007, we did not grant any equity awards under any equity award plan.

Option Exercises for Fiscal 2007

During fiscal 2007, none of the named executive officers exercised options.

Nonqualified Deferred Compensation

We currently offer no defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified to any of our employees, including the named executive officers.

Compensation of Directors

We intend to use a combination of cash and equity-based compensation to attract and retain candidates to serve on our board of directors. We do not compensate directors who are also our employees for their service on our board of directors. Therefore, Mr. Berman did not receive any compensation for his service on our board of directors, and we have not provided any compensation to any member of our Board of Directors for the fiscal year ended December 31, 2007.

Compensation Committee Interlocks and Insider Participation

We do not currently have a standing Compensation Committee. Our entire board of directors participated in deliberations concerning executive officer compensation.

Compensation Committee Report

The board of directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the board of directors has recommended that this Compensation Discussion and Analysis be included in this Registration Statement on Form 10.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Berman Investment Group LLC

Bruce Berman, the Company's Chief Executive officer, owns Berman Investment Group LLC ("BIG"). BIG is allowing on a non-exclusive basis Berman Marketing Group, Inc. ("BMG"), a wholly owned subsidiary of the Company, to use its hardware, software, Data Base, Business Support Facilities and Equipment In exchange for appropriate compensation. If something happened to BIG, BMG could incur substantial costs to reproduce the aforementioned.

Merchant Processing International, Inc. dba Bank Freedom

Prior to March 8, 2008, Bruce Berman, the Company's Chief Executive Officer, owned Merchant Processing International, Inc. dba Bank Freedom ("Bank Freedom"). Bank Freedom is a registered Independent Sales Organization ("ISO") with Columbus Bank and Trust and is authorized by Visa and MasterCard as a merchant account provider that specializes in all areas of bankcard processing. Bank Freedom has been approved by a sponsoring bank as well as MasterCard and Visa to issue prepaid debit cards.

Bank Freedom had an exclusive agreement with BMG to pay BMG 80% of the gross revenue it receives for all debit card issued. Because of the purchase of MPI, this agreement is canceled.

Bank Freedom has recently received approval to issue cards from a bank, Visa and MasterCard. Bank Freedom was also in negotiation stages with companies that offer the use of their platforms to issue debit cards known as white labeling, however we have cancelled these negotiations. Bank Freedom has begun marketing its Bank Freedom Prepaid MasterCard ® card, and beginning in March, 2008 has shipped 53,729 cards.

Effective January 25, 2008, the Company entered into an Acquisition and Stock Purchase Agreement to purchase all 600 shares of Bank Freedom, representing 100% of the issued and outstanding common stock, from Mr. Berman. In consideration for the controlling stake in Bank Freedom, the Company issued Mr. Berman 22,500,000 shares of common stock, and executed a note in the amount of $750,000, payable in monthly installments over two years with a simple interest rate of 7.25%. This agreement was approved by a majority of disinterested shareholders of PCH. Following the transaction, the Company filed a dba to do business as "Bank Freedom." The Company has recently filed in California to change the name of Merchant Processing International, Inc., dba Bank Freedom to Bank Freedom, Inc.

Leased Property

The Company currently operates at 18500 Von Karman Suite 530, Irvine, CA 92612. BMG, the Company's wholly owned operating subsidiary, is renting this space on a sublease from BIG under a lease from The Irvine Company.

Director Independence

The Company is not listed on any national exchange, or quoted on any inter-dealer quotation service, that imposes independence requirements on any committee of the Company's directors, such as an audit, nominating or compensation committee. The Company does not have any independent directors on its Board. The company's Board of Directors consists of Bruce Berman, who is not independent.

ITEM 8. LEGAL PROCEEDINGS.

The company has a dispute with one of its vendors regarding the validity of approximately $360,000 of services the company was billed for. The company is currently negotiating with the vendor to resolve the issue.

Other than the foregoing, the Company is not a party to any material legal proceedings and, to the Company's knowledge, no such proceedings are threatened or contemplated by any party.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our common stock is quoted in United States markets on the PinkSheets, maintained by PinkSheets LLC, a privately owned company headquartered in New York City, under the symbol "PPDC."   There is no assurance that the common stock will continue to be traded on the PinkSheets or that any liquidity exists for our shareholders.

Market Price

The following table shows the high and low per share price quotations of the Company's common stock as reported by the PinkSheets for the periods presented. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. The PinkSheets market is extremely limited and the prices quoted by brokers are not a reliable indication of the value of the common stock. The periods presented represent fiscal quarters, with the fourth quarter of each year ending on December 31.

The Company acquired its current operating business on October 11, 2007. Prior to then, the Company's common stock rarely traded and did not reflect any existing business. As a consequence, pricing prior to such date would not reflect any real stock transactions or pricing and has been omitted.

	HIGH	LOW
Fiscal 2007		
Fourth Quarter (from October 11)	0.11	0.06
Fiscal 2008		
First Quarter	0.17	0.06
Second Quarter (through June 2)	0.13	0.08

As of December 31, 2007, the Company had 500,000,000 shares of common stock authorized with 456,874,837 shares issued and outstanding, and approximately 4,128,209 freely tradeable shares in the public float. These shares were held by approximately 250 sharesholders of record and Company estimates by a total of approximately 290 beneficial shareholders.

Penny Stock Regulations

Our common stock is quoted in United States markets on the PinkSheets, maintained by PinkSheets LLC, a privately owned company headquartered in New York City, under the symbol "PPDC." On May 22, 2008 the last reported sale price of our common stock was $0.11 per share. As such, the Company's common stock may be subject to provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock rule."

Section 15(g) sets forth certain requirements for transactions in penny stocks, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. As long as the Company's common stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors.

Dividends

The Company has not issued any dividends on the common stock to date, and does not intend to issue any dividends on the common stock in the near future. We currently intend to use all profits to further the growth and development of the Company.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

From February 5 to May 6, 2008, the Company issued 15,000,000 shares, 7,500,000 Class A warrants, and 7,500,000 Class B warrants in connection with the January, 2008 Private Offering. The Class A warrants are convertible into common stock for 12 months after issuance at an exercise price of $0.10. The Class B warrants are convertible into common stock for 18 months after issuance at an exercise price of $0.15. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

From April 7 to May 8, 2008, the Company issued 1,407,000 shares as finders' fees in connection with the January, 2008 Private Offering, and 93,000 shares as finders' fees in connection with the November, 2007 Private Offering. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On May 8, 2008 the Company issued one Convertible Note with a principal amount of $100,000, to William B. Blundin, an accredited investor. The note is convertible at 85% of the bid price of the stock on the exercise date, with a maximum of $0.05, and a minimum of $0.025. In all, the notes can be converted into a maximum of 4,000,000 shares. In the event the Convertible Note is converted by the holder or holders, the common stock would be diluted by between 2,000,000 shares and 4,000,000 shares. In connection with the note, the Company issued Mr. Blundin

150,000 shares of Common Stock as an incentive for making the notes. The Company issued 125,000 of these shares on April 7, 2008 in anticipation of completing an earlier note that was not completed; with Mr. Blundin's permission, these shares were applied to the Note of May 8. The remaining 25,000 shares were issued on May 8, 2008. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On May 5, 2008, the Company issued warrants to three employees to purchase 5,000,000 shares each, vested annually in three equal installments beginning in May, 2009, at an exercise price of $0.075. The warrants terminate immediately upon termination of employment for cause, and 6 months after termination of employment for any other reason. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On April 29, 2008, the Company issued two Convertible Notes with a combined principal amount of $250,000, to William B. Blundin, an accredited investor. The notes are convertible at 85% of the bid price of the stock on the exercise date, with a maximum of $0.05, and a minimum of $0.025. The notes can be converted into a maximum of 10,000,000 shares. In the event the Convertible Notes are converted by the holder or holders, the common stock would be diluted by between 5,000,000 shares and 10,000,000 shares. In connection with the Notes, the Company issued Mr. Blundin 250,000 shares of Common Stock as an incentive for making the notes. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On January 25, 2008, the Company issued 22,500,000 shares to Bruce Berman, the Company's President, for 100% of the outstanding equity of Merchant Processing International Inc. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On January 2, 2008, the Company issued 1,781,250 shares on the conversion of warrants issued in connection with the November, 2007 Private Offering. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

From December 4, 2007 to January 22, 2008, the Company issued 2,155,303 shares as finders' fees in connection with the November, 2007 Private Offering. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

From December 4, 2007 to January 22, 2008, the Company issued 22,500,000 shares, 11,250,000 Class A warrants, and 11,250,000 Class B warrants to various accredited investors in connection with the Company's November, 2007 Private Offering. The Class A warrants are convertible into common stock for 12 months after issuance at an exercise price of $0.05. The Class B warrants are convertible into common stock for 18 months after issuance at an exercise price of

$0.10. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On October 11, 2007 the Company issued 425,000,000 shares to Bruce Berman, the Company's President for 100% of Berman Marketing Group. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

On May 17, 2007, Robert K. McBride converted debt owed to him for his salary into 13,000,000 common shares. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. These shares are restricted securities and include an appropriate restrictive legend.

In 2005 the Company issued a Convertible Note with an original principal amount of $50,000 to Robert McBride, the Company's former Chief Executive Officer. The note can be converted into a maximum of 400,000 shares of the Company's common stock regardless of how many shares of Common Stock are issued or outstanding at the time of exercise or any interim forward or reverse stock splits or reorganizations. In the event the Convertible Note is converted by the holder or holders, the common stock would be diluted by 400,000 shares. This issuance was completed in accordance with Section 4(2) of the Securities Act in an offering without any public offering or distribution. The Note would be considered a restricted security.

ITEM 11. DESCRIPTION OF SECURITIES.

The following sets forth the material terms of the Company's securities. However, a more detailed description of our securities is contained in the Company's Articles of Incorporation.

Common Stock

Our Articles of Incorporation authorize the issuance of up to 1,000,000,000 shares of common stock, par value $0.001, after increasing it from 500,000,000 on January 14, 2008. There were 516,366,390 shares of common stock issued and outstanding as of May 9, 2008.

Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding stock.

Holders of our common stock have no preemptive rights to purchase common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

Number of Shares Outstanding

As of December 31, 2007, the Company had 500,000,000 shares of common stock authorized with 456,874,837 shares issued and outstanding and approximately 4,128,209 freely tradeable shares in the public float. These shares were held by approximately 250 sharesholders of record and Company estimates by a total of approximately 290 beneficial shareholders.

As of December 31, 2006, the Company had 51,000,000 shares of common stock authorized, 12,529,837 shares issued and outstanding and 4,028,209 freely tradeable shares in the public float. These shares were held by 238 shareholders of record and the Company estimates by a total of 271 beneficial shareholders.

As of December 31, 2005, the Company had 51,000,000 shares of common stock authorized, 12,529,837 shares issued and outstanding of which 4,028,209 were freely tradeable shares in the public float. These shares were held by 238 shareholders of record and the Company estimates by a total of 271 beneficial shareholders.

Preferred Stock

Our Articles of Incorporation do not authorize the issuance of Preferred Stock. There are presently no shares of preferred stock outstanding.

Convertible Notes

In 2005, the Company issued a Convertible Note with an original principal amount of $50,000 to Robert McBride, the Company's former Chief Executive Officer. The note can be converted into a maximum of 400,000 shares of the Company's common stock regardless of how many shares of Common Stock are issued or outstanding at the time of exercise or any interim forward or reverse stock splits or reorganizations. In the event the Convertible Note is converted by the holder or holders, the common stock would be diluted by 400,000 shares.

On April 29, 2008, the Company issued two Convertible Notes with a combined principal amount of $250,000, and on May 8, 2008 issued one Convertible Note with a principal amount of $100,000, to William B. Blundin, an accredited investor. The notes are convertible at 85% of the bid price of the stock on the exercise date, with a maximum of $0.05, and a minimum of $0.025. In all, the notes can be converted into a maximum of 14,000,000 shares. In the event the Convertible Notes are converted by the holder or holders, the common stock would be diluted by between 7,000,000 shares and 14,000,000 shares.

Warrants

The Company completed two private offerings in November, 2007 and January, 2008. Each of the offerings included Series A and Series B warrants in addition to shares of common stock. The following table summarizes the warrants currently outstanding from the Company's November, 2007 and January 2008 private offerings:

Series	Outstanding	Exercise Price	Expiration Date
A	9,468,750	$0.05	January 2, 2009
A	7,500,000	$0.10	February-March, 2009
B	11,250,00	$0.10	July 2, 2009
B	7,500,000	$0.15	August-September, 2009

Prior to exercise, the holders of the warrants will have no rights as shareholders. The warrants do not contain any cashless exercise option.

In addition, the Company has issued warrants to Rick Galasieski, Ryan Guenthart, and John Weber, Jr., employees of the Company or its subsidiaries, to purchase 5,000,000 shares of common stock each. The warrants will vest annually in three equal installments beginning in May, 2009, at an exercise price of $0.075, and will terminate immediately upon termination of employment for cause, and 6 months after termination of employment for any other reason.

We also anticipate reserving 5,000,000 shares for warrants to be issued to an Advisory Board that we intend to establish, and 5,000,000 shares for warrants to be issued pursuant to an employee compensation plan.

No other outstanding options or warrants to purchase shares of Company common stock.

Dividend Policy

Holders of the Company's common stock will be entitled to receive cash dividends when declared by the Board of Directors of the Company, out of funds legally available for payment thereof. However, if dividends are not declared by the Board of Directors, no dividends shall be paid. Under Nevada Revised Statutes § 78.228(2), a corporation is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders if any exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

It is not anticipated that any cash dividends will be paid in the foreseeable future. While the Company's dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of the Company's business. Therefore, prospective investors who anticipate the need for immediate income by way of cash dividends from their investment should not purchase the Shares offered.

Reports to Stockholders

The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. The Company plans to furnish its stockholders with an annual report for

each fiscal year ending December 31, 2007 containing financial statements audited by its independent certified public accountants.

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (call 1-800-SEC-0330 for information).

Transfer Agent

The transfer agent and registrar for our Common Stock is:

Pacific Stock Transfer Company
500 E. Warm Springs Road, Suite 240
Las Vegas NV 89119
Phone: (702) 361-3033
Fax: (702) 433-1979

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statutes ("NRS") § 78.7502 provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of our company may and, in certain cases, must be indemnified by our company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and reasonably incurred by him as a result of such action; and in the case of a derivative action, against amounts paid in settlement and expenses (including attorneys' fees) actually and reasonably incurred, if in either type of action he either (1) Is not liable for a breach of his fiduciary duties to the Company pursuant to NRS 78.138, or (2) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and in, with respect to any criminal, had reasonable cause to believe his conduct was lawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to our company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses.

At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Set Forth Below.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

As of January 1, 2007, the Company had no operations and had not engaged an accountant. We appointed Gruber & Company LLC as our certified public auditing firm on November 12, 2007.

Since engaging them, there have been no disagreements between the Company and Gruber & Company LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of such firm, would have caused them to make reference to the subject matter thereof in their report on the Company's financial statements for such periods.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements

Please see the following financial statements set forth below beginning on page F-1:

- Financial statements for the quarter ended March 31, 2008 (unaudited);
- Financial statements for the years ended December 31, 2007 and December 31, 2006;
- Pro-Forma financial statements for the year ended December 31, 2007; and
- Financial statements of Merchant Processing International, Inc. dba Bank Freedom for the years ended December 31, 2007 and December 31, 2006.

Exhibits

3.1   Articles of Incorporation, as amended, of Prepaid Card Holdings, Inc.

3.2   Bylaws of Prepaid Card Holdings, Inc.

10.1   Technology, Data Usage and Facilities Agreement between Berman Investment Group, LLC and Berman Marketing Group, Inc.

10.2   Prepaid Debit Card Co-Brand Marketing Agreement between Berman Marketing Group, Inc. and Merchant Processing International, Inc. dated November 25, 2007.

10.3   Consulting Agreement between Berman Investment Group and National Health Care Alliance dated October12, 2007.

10.4   Card Program Management Agreement between Merchant Processing International, Inc. and MetaBank, dba Meta payment Systems dated November 19, 2007

10.5   Electronic Transaction Processing Services Agreement between Merchant Processing International, Inc. and i2c, Inc. dated November 15, 2007.

10.6   Card Production Service Agreement between Merchant Processing International, Inc. and EFT Source, Inc. dated December 19, 2007.

10.7   Sponsored Membership Agreement between Merchant Processing International, Inc. and Green Dot Corporation dated January 10, 2008

10.8   Risk & Information Analytics Agreement between Berman Marketing Group, Inc. and LexisNexis Risk & Information Analytics Group Inc. dated March 12, 2008

10.9   Web Services Marketplace Usage Agreement between Merchant Processing International, Inc. and StrikeIron, Inc. dated March 26, 2008.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PREPAID CARD HOLDINGS, INC.
(Registrant)

Date: _____   By: _____

Bruce Berman
Chief Executive Officer

PREPAID CARD HOLDINGS, INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
March 31, 2008

Assets		March 31, 2008		December 31, 2007
Current Assets				
Cash and Cash Equivalents	$	674,076	$	563,512
Fixed Assets-Net		5,349		-
Goodwill		732,348		-
Total assets	$	1,411,773	$	563,512
Liabilities and Stockholders' Equity				
Accounts Payable and Accrued Expenses	$	261,785	$	3,454
Notes Payable-Short Term		187,500		-
Total Current Liabilities		449,285		3,454
Note Payable-long Term		562,500		-
Total liabilities		1,011,785		3,454
Stockholders Equity				
Common Stock, authorized 1,000,000,000 shares, 509,873,587 and 476,873,587 issued and outstanding @.001 per share		509,874		476,874
Subscription Receivable		-		(114,163)
Subscription Payable		-		-
Additional Paid in Capital		1,445,069		955,569
Deficit Accumulated During the Development Stage		(1,554,955)		(758,222)
Total Stockholders' Equity		399,988		560,058
Total Liabilities and Stockholders Equity	$	1,411,773	$	563,512

The accompanying notes are an integral part of these consolidated financial statements.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATIONS
Quarter ended March 31, 2008

	For the Three Months March 31,	
	2008	2007
Revenues	$ 27,260	$ -
Expenses		
Sales	291,003	-
Professional Fees	124,907	-
Selling General and Administrative Costs	408,083	-
Total	823,993	-
Net Loss	$ (796,733)	$ -
(Loss) per share	$ (0.00)	$ -
Weighted Average Shares Outstanding	482,313,148	-

The accompanying notes are an integral part of these consolidated financial statements.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter ended March 31, 2008

		For the three months ended March 31,	
Cash Flows from Operating Activities:		**2008**	**2007**
Net (Loss) for the period:	$	(796,733) $	-
Depreciation		343	(22,000)
Common Stock issued		22,500	-
Changes in Assets and Liabilities			
Accounts Payable and Accrued Expenses		258,331	22,000
		(515,559)	-
Cash Flows from Investing Activities			
Purchase of Fixed Assets		(5,692)	-
Goodwill		(732,348)	-
Net Cash Used by Investing Activities		(738,040)	-
Cash Flows from Financing Activities			
Issuance of note		750,000	-
Proceeds from the Issuance of Common Stock		500,000	-
Subscription receivable receipt		114,163	-
Net Cash Flows from Financing Activities		1,364,163	-
Net Increase (Decrease) in cash		110,564	-
Cash-beginning		563,512	-
Cash-end	$	674,076 $	-
Supplemental disclosures:			
Interest Paid	$	- $	-
Income Taxes paid	$	- $	-

The accompanying notes are an integral part of these consolidated financial statements.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
March 31, 2008

Note 1 – Organization and Significant Accounting Policies

Organization and Line of Business

Prepaid Card Holdings, Inc. formerly Berman Holdings, Inc. (the "Company") was incorporated under the name Nately National Corporation in the state of Nevada on October 8, 1986 and then changed its name National Health Care Alliance, Inc. The Company was dormant until October 11, 2007 when the Company acquired Berman Marketing Group, a wholly owned subsidiary as its operating business. In October 2007 the name was changed from National Health Care Alliance, Inc. to Berman Holdings, Inc. In March of 2008 the Company acquired Merchant Processing International, from a related party, and it became a wholly owned subsidiary. In May of 2008 the Company changed its name to Prepaid Card Holdings, Inc. The company trades under the symbol PPDC on the pink sheets.

The Company intends to enter in early 2008 the prepaid general use debit, ATM, POS and signature based card market. The Company's primary target audience is the nonbanked and underserved individuals in the country.

Basis of Presentation/Going Concern

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred losses and has yet to begin total operations. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The Company is a development stage enterprise after its dormant period which commenced in October 2007.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Berman Marketing Group, Inc and Merchant Processing International. All material inter company balances and transactions have been eliminated on consolidation. Merchant Processing International profit and loss, is included only from the period of acquisition in March 2008 thru the end of the period.

Stock Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. For stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets

and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, other current assets, accounts payable, accrued interest and due to related party, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Impairment of Long-Lived Assets

SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings (Loss) Per Share

The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect.

<u>Recently Issued Accounting Pronouncements</u>

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (FAS 141(R)). This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. FAS 141(R) is effective for fiscal years beginning after December 15, 2008. We will adopt FAS 141(R) no later than the first quarter of fiscal 2010 and are currently assessing the impact the adoption will have on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160. Noncontrolling Interests in Consolidated Financial Statements (FAS 160). This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning after December 15, 2008. We will adopt FAS 160 no later than the first quarter of fiscal 2010 and are currently assessing the impact the adoption will have on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than the first quarter of fiscal 2009. We are currently assessing the impact the adoption of SFAS No. 159 will have on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires company plan sponsors to display the net over- or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of other comprehensive income in shareholders' equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. We adopted the recognition provisions of SFAS No. 158 as of the end of fiscal 2007. The adoption of SFAS No. 158 did not have an effect on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the application of SFAS No. 157 may change current practice for some entities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will adopt SFAS No. 157 in the first quarter of fiscal 2009. We are currently assessing the impact that the adoption of SFAS No. 157 will have on our financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). This interpretation clarifies the application of SFAS No. 109, Accounting for Income Taxes, by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, but earlier adoption is permitted. The Company is in the process of evaluating the impact of the application of the Interpretation to its financial statements.

Note 2 – Related Party Transactions

The Company issued 22,500,000 shares of stock, for the acquisition of Merchant Processing International, an entity who was owned by the majority stockholder of the Company.

Note 3 – Goodwill

The Company recognized goodwill on the amount paid for Merchant Processing International in excess of its book value. The Company issued 22,500,000 shares of stock, valued at par, due to the related party interest, of $22,500 and incurred a note payable for $750,000, the total of which was $772,500. This amount exceeded the book value by $732,348 which was assigned to Goodwill. The company evaluated this and has concluded that any impairment is not warranted at this time.

Note 4 – Fixed Assets

Furniture and Fixtures	$	3,267
Computers		2,425
Total		5,692
Accumulated Depreciation		(343)
Net Fixed Assets	$	5,349

Note 5 – Note Payable

The Company is indebted to its main shareholder for the purchase of the subsidiary for $750,000 interest only from April 2008 to June 30, 2008 at 7.25%. Commencing on July 1, 2008 the Company will pay 24 monthly payments of $31,250.

Note 6 – Common Stock Transactions

During the first quarter 2008 the Company issued 33,000,000 shares of stock, 22,500,000 shares for the purchase of the subsidiary and the balance of 10,500,000 shares for $500,000 cash. Also during the quarter subscription receivables of $114,163 were collected.

Note 7 – Income taxes

Income taxes are accounted for in accordance with SFAS 109, *Accounting for Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period, that includes the enactment date.

The Company has a net loss carryforward equal to approximately $700,000. The deferred tax asset related to this carryforward has been reserved in full due to the uncertainty of realization.

Note 8 – Commitments

The Company is obligated under a lease arrangement for office space expiring in December 2008. Monthly terms indicate an amount of approximately $10,000 per month.

Note 9 – Subsequent Event

During April and May of 2008 the Company issued 6,992,803 shares and cancelled 500,000 shares. Of the 6,992,803 shares 5,000,000 were issued for cash of $250,000, 275,000 shares for a note of $350,000 and the balance of 1,717,803 shares for services valued at market for $85,890.

Note 10 – Prior Year

For the quarter ended March 31, 2007 both the Parent and Berman Marketing Group had zero activity. Merchant Processing International, at that time was not a subsidiary. If it had been the first quarter results would have been as follows:

Sales	$236,516
Expenditures	166,817
Profit	65,766

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Berman Holdings, Inc.

We have audited the accompanying balance sheet of Berman Holdings, inc. (A Development Stage Company) as of December 31, 2007 and 2006 and the related statements of operations, stockholders equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its' operations and its' stockholders equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the notes to these financial statements the Company has incurred losses. This raises substantial doubt about its ability to continue as a going concern. These financial statements to not include any adjustments that might result from the outcome of this uncertainty.

\s\ Gruber & Company LLC
Gruber & Company LLC
Lake St. Louis MO 63367
February 21, 2008

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and December 31, 2006

		December 31,	
		2007	**2006**
Assets			
Current Assets			
Cash and Cash Equivalents	$	563,512	$ -
		563,512	
Fixed Assets - Net		-	-
Total assets	$	563,512	$ -
Liabilities and Stockholders Equity			
Accounts Payable and Accrued Expenses	$	3,454	$ 22,000
Total Liabilities		3,454	22,000
Stockholders Deficit			
Common Stock, authorized 1,000,000,000 shares, 456,874,837 and			
12,529,837 issued and outstanding @.001 per share		476,874	12,530
Subscription Receivable		(114,163)	-
Subscription Payable		-	-
Additional Paid in Capital		955,569	-
Deficit Accumulated During the Development Stage		(758,222)	(34,530)
Total Stockholders' Deficit		560,058	(22,000)
Total Liabilities and Stockholders Deficit	$	563,512	$ -

The accompanying notes are an integral part of these financial statements.

PREPAID CARD HOLDINGS, INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2007 and December 31, 2006

BERMAN HOLDINGS, INC.
STATEMENT OF OPERATIONS

	For the Years Ended December 31,	
	2007	2006
Revenues	$ -	$ -
Expenses		
Stock for Services	548,750	-
Professional Fees	97,329	-
Selling General and Administrative Costs	77,613	22,000
Total	(723,692)	22,000
Net Loss	$ (723,692)	$ (22,000)
(Loss) per share	$ (0.01)	$ 0.00
Weighted Average Shares Outstanding	129,616,816	12,529,837

The accompanying notes are an integral part of these financial statements.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2007 and December 31, 2006

	Common Stock		Preferred Stock		Subscription	Subscription	Additional Paid in	Retained Earnings	
	Shares	Amount	Shares	Amount	Receivable	Payable	Capital	(Deficit)	Total
Balance January 1, 2006	12,529,837	$ 12,530		$	$ -	$ -	$	$ (12,530)	$ -
Net (Loss) for the year ended December 31, 2006	-	-	-	-	-	-	-	(22,000)	(22,000)
Balance December 31, 2006	12,529,837	12,530	-	-	-	-	-	(34,530)	(22,000)
Stock issued for cash	21,750,000	21,750	-	-	-	-	713,250	-	735,000
Shares receivable	2,531,250	2,531	-	-	(114,163)	-	111,632	-	-
Shares issued for services	2,062,500	2,063	-	-	-	-	121,687	-	123,750
Net (Loss) for the year ended December 31, 2007	-	-	-	-	-	-	-	(723,692)	(723,692)
Stock issued for debt	13,000,000	13,000	-	-	-	-	9,000	-	22,000
Stock issued for founder	425,000,000	425,000	-	-	-	-	-	-	425,000
Balance December 31, 2007	476,873,587	$ 476,874	-	$ -	$ (114,163)	$ -	$ 955,569	$ (758,222)	$ 560,058

The accompanying notes are an integral part of these financial statements.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and December 31, 2006

	For the Years Ended December 31,	
	2007	**2006**
Cash Flows from Operating Activities:		
Net Profit (Loss) for Year	$ (723,692)	$ (22,000)
Common Stock issued for services	548,750	-
Changes in Assets and Liabilities		
Accounts Payable and Accrued Expenses	(18,546)	22,000
	(193,488)	-
Cash Flows from Investing Activities		
Purchase of Fixed Assets	-	-
Net Cash Used by Investing Activities	-	-
Cash Flows from Financing Activities		
Stock issued for debt	22,000	-
Proceeds from the Issuance of Common Stock	735,000	-
Issuance of Preferred Stock net of assets	-	-
Net Cash Flows from Financing Activities	757,000	-
Net Increase (Decrease) in cash	563,512	-
Cash-beginning	-	-
Cash-end	$ 563,512	$ -
Supplemental disclosures:		
Interest Paid	$ -	$ -
Income Taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2007 and December 31, 2006

Note 1 – Organization and Significant Accounting Policies

Organization and Line of Business

Berman Holdings, Inc. (the "Company") was incorporated under the name Nately National Corporation in the state of Nevada on October 8, 1986 and then changed its name National Health Care Alliance, Inc. The Company was dormant until October 11, 2007 when the Company acquired Berman Marketing Group, a wholly owned subsidiary as its operating business. In October 2007 the name was changed from National Health Care Alliance, Inc. to Berman Holdings, Inc. The company trades under the symbol BRMN on the pink sheets.

The Company intends to enter in early 2008 the prepaid general use debit, ATM, POS and signature based card market. The Company's primary target audience is the non- banked and underserved individuals in the country.

Basis of Presentation/Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred losses and has yet to begin operations. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The Company is a development stage enterprise after its dormant period which commenced in October 2007.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Berman Marketing Group, Inc. All material inter company balances and transactions have been eliminated on consolidation.

Stock Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. For stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, other current assets, accounts payable, accrued interest and due to related party, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Impairment of Long-Lived Assets

SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings (Loss) Per Share

The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect.

Recently Issued Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently reviewing the effect, if any, FIN 48 will have on its financial position and operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS No. 157"). SFAS No157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements, however the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning November 1, 2008. The implementation of SFAS No. 157 is not expected to have a material impact on the Company's results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 (Topic 1N), "Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year or years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years' historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year's beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for Company would be its fiscal year beginning December 1, 2007. The implementation of SAB No. 108 is not expected to have a material impact on the Company's results of operations and financial condition.

Note 2 – Related Party Transactions

The Company issued 425,000,000 shares of its stock as founders shares to its president.

Based upon a marketing agreement, during 2007 the Company paid $52,000 to Merchant Processing International, Inc. a company which is owned by the president.

Note 3 – Common Stock Transactions

During 2007 the Company issued 464,343,750 shares of which 425,000,000 was for its founder, 13,000,000 for debt reduction of $22,000, 21,750,000 for cash of $725,000, 2,062,500 for services valued at market totaling $123,750, 2,531,250 for subscription receivable of $114,163. The founder also contributed capital of $10,000.

Note 4 – Income taxes

Income taxes are accounted for in accordance with SFAS 109, *Accounting for Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates

expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has a net loss carryforward equal to approximately $700,000. The deferred tax asset related to this carryforward has been reserved in full due to the uncertainty of realization.

Note 5 - Commitments

The Company is obligated under a lease arrangement for office space expiring in December 2008. Monthly terms indicate an amount of approximately $10,000 per month.

Note 6 - Subsequent Event

In January 2008 the Company received the subscription amount included in note 3 above.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

PRO-FORMA FINANCIAL STATEMENTS
December 31, 2007

PREPAID CARD HOLDINGS, INC.

(A DEVELOPMENT STAGE COMPANY)

PRO-FORMA BALANCE SHEETS
December 31, 2007

	December 31,	
Assets	2007	2006
Current Assets		
Cash and Cash Equivalents	$ 577,331	$ -
Total Current Assets	577,331	-
Fixed Assets-Net	3,973	-
Goodwill	751,132	-
Total assets	$ 1,332,436	$ -
Liabilities and Stockholders' Equity		
Accounts Payable and Accrued Expenses	$ 3,454	$ -
Note Payable	187,500	-
Total Current Liabilities	190,954	
Note Payable	562,500	-
Total Liabilities	753,454	-
Stockholders' Equity		
Common Stock, authorized 1,000,000,000 shares, 499,373,587		
issued and outstanding @.001 per share	499,374	-
Subscription Receivable	(114,163)	-
Subscription Payable	-	-
Additional Paid in Capital	951,993	-
Deficit Accumulated During the Development Stage	(758,222)	-
Total Stockholders' Equity	578,982	-
Total Liabilities and Stockholders' Equity	$ 1,332,436	$ -

The accompanying notes are an integral part of these financial statements.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

PRO-FORMA STATEMENT OF OPERATIONS
Year ended December 31, 2007

| | For the Year Ended December 31, | |
	2007	2006
Revenues	$ -	$ -
Expenses		
Stock for Services	548,750	-
Professional Fees	97,329	-
Selling General and Administrative Costs	77,613	-
Total	(723,692)	-
Net Loss	$ (723,692)	$ -
(Loss) per share	$ (0.01)	$ -
Weighted Average Shares Outstanding	129,678,459	-

The accompanying notes are an integral part of these pro-forma financial statements.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

PRO-FORMA STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2007

	Common Stock		Preferred Stock		Subscription	Subscription	Additional Paid in	Retained Earnings	
	Shares	Amount	Shares	Amount	Receivable	Payable	Capital	(Deficit)	Total
Balance January 1, 2006	12,529,837	$ 12,530	-	$ -	$ -	$ -	$ -	$ (12,530)	$ -
Net (Loss) for the year ended December 31, 2006	-	-	-	-	-	-	-	(22,000)	(22,000)
Balance December 31, 2006	12,529,837	12,530	-	-	-	-	-	(34,530)	(22,000)
Stock issued for cash	21,750,000	21,750	-	-	-	-	713,250	-	735,000
Shares receivable	2,531,250	2,531	-	-	(114,163)	-	111,632	-	-
Shares issued for services	2,062,500	2,063	-	-	-	-	121,687	-	123,750
Stock issued for debt	13,000,000	13,000	-	-	-	-	9,000	-	22,000
Stock issued for founder	425,000,000	425,000	-	-	-	-	-	-	425,000
Stock issued for acquisition	22,500,000	22,500	-	-	-	-	(3,576)	-	18,924
Net (Loss) for the year ended December 31, 2007	-	-	-	-	-	-	-	(723,692)	(723,692)
Balance December 31, 2007	499,373,587	$ 499,374	-	$ -	$ (114,163)	$ -	$ 951,993	$ (758,222)	$ 578,982

The accompanying notes are an integral part of these pro-forma financial statements.

PREPAID CARD HOLDINGS, INC.

(A DEVELOPMENT STAGE COMPANY)

PRO-FORMA STATEMENT OF CASH FLOWS
Year ended December 31, 2007

		For the Year Ended December 31,		
		2007		
Cash Flows from Operating Activities:				
Net Profit (Loss) for Year	$	(723,692)	$	
Common Stock issued for services		548,750		-
Changes in Assets and Liabilities				
Accounts Payable and Accrued Expenses		(18,546)		
		(193,488)		-
Cash Flows from Investing Activities				
Purchase of Fixed Assets and Goodwill		(758,681)		-
Net Cash Used by Investing Activities		(758,681)		-
Cash Flows from Financing Activities				
Stock issued for debt and acquisition		44,500		-
Proceeds from the Issuance of Common Stock		735,000		-
Issuance of Note Payable		750,000		-
Net Cash Flows from Financing Activities		1,529,500		-
Net Increase (Decrease) in cash		577,331		-
Cash-beginning		-		-
Cash-end	$	577,331	$	-
Supplemental disclosures:				
Interest Paid	$	-	$	-
Income Taxes paid	$	-	$	-

The accompanying notes are an integral part of these pro-forma financial statements.

PREPAID CARD HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
Year ended December 31, 2007

Note 1 – Organization and Significant Accounting Policies

Organization and Line of Business

Prepaid Card Holdings, Inc. formerly Berman Holdings, Inc. (the "Company") was incorporated under the name Nately National Corporation in the state of Nevada on October 8, 1986 and then changed its name National Health Care Alliance, Inc. The Company was dormant until October 11, 2007 when the Company acquired Berman Marketing Group, a wholly owned subsidiary as its operating business. In October 2007 the name was changed from National Health Care Alliance, Inc. to Berman Holdings, Inc. The company trades under the symbol BRMN on the pink sheets.

The Company intends to enter in early 2008 the prepaid general use debit, ATM, POS and signature based card market. The Company's primary target audience is the non-banked and underserved individuals in the country.

Basis of Presentation/Going Concern

The accompanying pro forma financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred losses and has yet to begin operations. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The Company is a development stage enterprise after its dormant period which commenced in October 2007.

The financial statements presented indicate on a pro forma basis how the Company would appear at December 31, 2007 had the transaction of acquiring Merchant Processing Services had occurred on that date. The actual transaction closed on March 14, 2008. Merchant Processing was acquired for $750,000 plus 22,500,000 shares of stock, which were valued at par as the acquired company was a related party. The owner of the acquired company is the majority stockholder in Prepaid Holdings, Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Berman Marketing Group, Inc. All material inter company balances and transactions have been eliminated on consolidation as well as Merchant Processing International.

Stock Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. For stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, other current assets, accounts payable, accrued interest and due to related party, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Impairment of Long-Lived Assets

SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and
liabilities that represents the unit of accounting for a long-lived asset to be held and used.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings (Loss) Per Share

The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect.

Recently Issued Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement

attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently reviewing the effect, if any, FIN 48 will have on its financial position and operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS No. 157"). SFAS No157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements, however the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning November 1, 2008. The implementation of SFAS No. 157 is not expected to have a material impact on the Company's results of operations and financial condition.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 (Topic 1N), "Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches; (ii) to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year or years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years' historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year's beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods within the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, which for Company would be its fiscal year beginning December 1, 2007. The implementation of SAB No. 108 is not expected to have a material impact on the Company's results of operations and financial condition.

Note 2 – Related Party Transactions

The Company issued 425,000,000 shares of its stock as founders shares to its president.

Based upon a marketing agreement, during 2007 the Company paid $52,000 to Merchant Processing International, Inc. a company which is owned by the president.

The Company acquired Merchant Processing International in March 2008, the owner of which is a related party.

Note 3 – Common Stock Transactions

During 2007 the Company issued 464,343,750 shares of which 425,000,000 was for its founder, 13,000,000 for debt reduction of $22,000, 21,750,000 for cash of $725,000, 2,062,500 for services valued at market totaling $123,750, 2,531,250 for subscription receivable of $114,163. The founder also contributed capital of $10,000.

The company issued 22,500,000 shares of stock for Merchant Processing International.

Note 4 – Income taxes

Income taxes are accounted for in accordance with SFAS 109, *Accounting for Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has a net loss carryforward equal to approximately $700,000. The deferred tax asset related to this carryforward has been reserved in full due to the uncertainty of realization.

Note 5 - Commitments

The Company is obligated under a lease arrangement for office space expiring in December 2008. Monthly terms indicate an amount of approximately $10,000 per month.

Note 6 - Subsequent Event

In January 2008 the Company received the subscription amount included in note 3 above.

Note 7- Goodwill

The Company has recognized Goodwill, which is the amount paid in excess of net assets, of Merchant Processing International. The Company issued a note for 750,000 plus 22,500,000 shares valued at par which totaled $772,500 which exceeded the net assets of cash of $17,395 and fixed assets of $3,973 by $751,132, the value of goodwill.

Note 8 - Note Payable

The Company is indebted for the purchase of Merchant Processing International for $750,000, interest only at 7.25% from March 2008 to June 2008, then payable in monthly installments over 24 months of $31,250

Note 9 - Fixed Assets

Fixed Assets consist of Computers, Furniture and Fixtures and other office equipment with asset lives of between three and five years.

Computers	$3,682
FFE	6,807
Total	10,489
Accumulated	6,516
Net	3,973

Depreciation expense was $3,076 in 2007.

MERCHANT PROCESSING INTERNATIONAL, INC.

DBA

BANK FREEDOM

FINANCIAL STATEMENTS
December 31, 2007 and December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Merchant Processing International Inc.

We have audited the accompanying balance sheet of The Merchant Processing International Inc. as of December 31, 2007 and 2006 and the related statements of operations, stockholders equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its' operations and its' stockholders equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

\s\ Gruber & Company LLC
Gruber & Company LLC

Dated May 25, 2008

MERCHANT PROCESSING INTERNATIONAL, INC.
DBA
BANK FREEDOM

BALANCE SHEETS
December 31, 2007 and December 31, 2006

	December 31, 2007		December 31, 2006
Assets			
Current Assets			
Cash and Cash Equivalents	$ 13,819	$	822
Prepaid Costs	-		2,346
	13,819		3,168
Fixed Assets – Net	3,973		5,730
Total assets	$ 17,792	$	8,898
Liabilities and Stockholders Equity (Deficit)			
Accounts Payable and Accrued Expenses	$ -	$	10,225
Total Liabilities	-		10,225
Stockholders Equity (Deficit)			
Common Stock, authorized, 1,000,000 shares, $.01 par value,			
500,000 issued and outstanding respectively	5,000		5,000
Treasury Stock	(25,000)		(25,000)
Additional Paid in Capital			
Retained Deficit	37,792		18,673
Total Stockholders' Equity (Deficit)	17,792		(1,327)
Total Liabilities and Stockholders Equity (Deficit)	$ 17,792	$	8,898

The accompanying notes are an integral part of these financial statements.

MERCHANT PROCESSING INTERNATIONAL, INC.
DBA
BANK FREEDOM

STATEMENTS OF OPERATIONS
Years ended December 31, 2007 and December 31, 2006

		For the years ended December 31,		
		2007		**2006**
Revenues	$	937,936	$	1,173,992
Expenses				
Consulting		558,280		262,512
Professional Fees		19,209		451,848
Selling General and Administrative Costs		341,328		440,755
Total		918,817		1,155,115
Profit from Operations		19,119		18,877
Other Income (expense)		-		-
Net Profit	$	19,119	$	18,877
Profit (Loss) Per Share	$	3.82	$	3.78
Weighted Average Shares Outstanding		5,000		5,000

The accompanying notes are an integral part of these financial statements.

MERCHANT PROCESSING INTERNATIONAL, INC.
DBA
BANK FREEDOM

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2007 and December 31, 2006

	Common Stock		Treasury Stock			Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount	APIC		
Balance, January 1, 2006	500,000	$ 5,000	-	$ -	$ -	$ (204)	$ 4,796
Treasury Stock issued	-	-	-	(25,000)	-	-	(25,000)
Net Profit for the Year ended December 31, 2006	-	-	-	-	-	18,877	18,877
Balance December 31, 2006	500,000	5,000	-	(25,000)	-	18,673	(1,327)
Net Profit for the Year ended December 31, 2007	-	-	-	-	-	19,119	19,119
Balance December 31, 2007	500,000	5,000	-	(25,000)	-	37,792	17,792

MERCHANT PROCESSING INTERNATIONAL, INC.
DBA
BANK FREEDOM

STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and December 31, 2006

	For the Years Ended December 31,	
	2007	**2006**
Cash Flows from Operating Activities:		
Net Profit for Year	$ 19,119	$ 18,877
Adjustments to reconcile net loss to cash used by operating activities		
Depreciation	3,076	3,106
Changes in Assets and Liabilities		
Decrease in Prepaid Expenses	2,346	11,847
Accounts Payable and Accrued Expenses	(10,225)	(27,024)
	14,316	6,806
Cash Flows from Investing Activities		
Purchase of Fixed Assets	(1,319)	(535)
Net Cash Used by Investing Activities	(1,319)	(535)
Cash Flows from Financing Activities		
Repurchase of Treasury Stock	-	(25,000)
Net Cash Flows from Financing Activities	-	(25,000)
Net Increase (Decrease) in cash	12,997	(18,729)
Cash-beginning	822	19,551
Cash-end	$ 13,819	$ 822
Supplemental disclosures:		
Interest Paid	$ -	$ -
Income Taxes paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

MERCHANT PROCESSING INTERNATIONAL, INC.
DBA
BANK FREEDOM

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2007 and December 31, 2006

Note 1 – Organization and Significant Accounting Policies

Organization and Line of Business

Merchant Processing International, Inc. (the "Company") was incorporated in the state of California on July 18, 2005. The Company is a credit card processing firm.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Stock Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. For stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, other current assets, accounts payable, accrued interest and due to related party, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Impairment of Long-Lived Assets

SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The Company impaired its acquisition of its subsidiary as its valuation determined it would not be returning the profits it had anticipated, as well as the Company's decision to relinquish the subsidiary effective July 15, 2007. (See subsequent events)

Income Taxes

The Company for 2006 and 2007 was a subchapter S Corporation, whereby the individual shareholders report their proportional income of the Company earnings and therefore there is no provision for income taxes included in these financial statements.

Earnings Per share

The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (FAS 141(R)). This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. FAS 141(R) is effective for fiscal years beginning after December 15, 2008. We will adopt FAS 141(R) no later than the first quarter of fiscal 2010 and are currently assessing the impact the adoption will have on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160. Noncontrolling Interests in Consolidated Financial Statements (FAS 160). This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning after December 15, 2008. We will adopt FAS 160 no later than the first quarter of fiscal 2010 and are currently assessing the impact the adoption will have on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than the first quarter of fiscal 2009. We are currently assessing the impact the adoption of SFAS No. 159 will have on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires company plan sponsors to display the net over- or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of other comprehensive income in shareholders' equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. We adopted the recognition provisions of SFAS No. 158 as of the end

of fiscal 2007. The adoption of SFAS No. 158 did not have an effect on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the application of SFAS No. 157 may change current practice for some entities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will adopt SFAS No. 157 in the first quarter of fiscal 2009. We are currently assessing the impact that the adoption of SFAS No. 157 will have on our financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). This interpretation clarifies the application of SFAS No. 109, Accounting for Income Taxes, by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, but earlier adoption is permitted. The Company is in the process of evaluating the impact of the application of the Interpretation to its financial statements.

Note 2 – Fixed Assets

Fixed Assets consist of Computers, Furniture and Fixtures and other office equipment with asset lives of between three and five years. At December 31, 2007:

Computers	$	3,682
Furniture, Fixtures Equipment		6,807
Total	$	10,489
Accumulated Depreciation		6,516
Net	$	3,973

Depreciation Expense in 2007 and 2006 was 3,076 and 3,106.

Note 3 – Related Party Transactions

During 2006 the Company paid a management fee of $21,000 to its majority stockholder.

Note 4– Lease Commitment

The Company has a month to month sub lease agreement.

Note 5-Subseqent Event

On March 14, 2008, the Company was acquired by a public entity for 22,500,000 shares of the entity plus $750,000, interest only to June 1, 2008, at 7.25%, then monthly payments of $31,250 for 24 months.